UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at January 14, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: January 19, 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ANNOUNCES FISCAL 2009 RESULTS
FOR THREE & NINE MONTHS ENDING NOVEMBER 30, 2008

Achieves a net profit of $4.5 million or $0.02 cents for the Quarter

January 14, 2009 - Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces its financial results for the three month and nine month periods ending November 30, 2008. Financial information is stated in Canadian currency unless otherwise indicated.

Rockwell is focused on growth by mining and developing alluvial diamond deposits. The Company has established a significant footprint on alluvial deposits which have consistently yielded high value gemstone diamonds. Plus 2-carat stones comprise more than 65% of the Company's production and are of exceptional quality.

Highlights for three month period ended November 30, 2008 are as follows:
•         Production of 5,981.25 carats from mining operations; the Company elected to hold 5,619.24 carats in inventory due to its strong cash position;
•        1,997.94 carats were sold at an average price of US$6,762.76 per carat for revenue of $16.2 million;
•        Cost of sales and amortization totalled $6.5 million and net general and administrative expenses amounted to $1.9 million, offset by a net tax recovery of $134,035, resulting in:
         °        An operating profit of $9.5 million.
         °        A net profit of $4.5 million or $0.02 per share.
In the nine months ending November 30, 2008:
•         16,558.09 carats were produced, and 11,965.58 carats were sold at an average price of US$2,538.43 per carat yielding revenue from sales of $33.2 million;
•         Cost of sales and amortization totalled $24 million and net general and administrative expenses amounted to $6.5 million, offset by a net tax recovery of $1.2 million, and the loss on the sale of a discontinued operation of $203,338, resulting in:
         °       An operating profit of $9.5 million.
         °       A net profit of $1.4 million or $0.01 per share.

The Company achieved excellent profits in the third quarter of fiscal 2009 and was profitable both at an operational and consolidated level for the nine month period. Equally encouraging was the fact that the cost trend for the three and nine month periods was downward in spite of spiraling cost increases in key mining supplies, utilities and equipment which impacted negatively on local and international mining companies during 2008. The Company also successfully commissioned its fourth operation at Saxendrift and this too was achieved within an overall declining cost trend for the Company.

During the nine month period Rockwell experienced:
•        the hangover of Eskom power outages and spent approximately $1.5 million of unbudgeted funds purchasing and installing back-up generator sets at its operations;
•        sharp increases in electrical power costs;
•        steep increases in diesel, oil and lubricant costs;
•        strong steel price increases which had an impact on all aspects of the Company's activities;
•        a labour dispute which resulted in the loss of 35% of budgeted carat production in the second quarter;
•        wage and other cost increases driven by the strong overall inflationary operating environment in the South African through 2008; and
•        an unsolicited offer for the Company.

In spite of these challenges, the Company was able to reduce costs in a sustainable manner, open its fourth operation at Saxendrift and achieve overall profitability. To this end, Rockwell's Management and Board of Directors implemented rigorous and regular reviews of all aspects of the business through 2008 to reduce costs through sustainable structural adjustments and increase efficiencies throughout its operations. Among the procedures implemented are:
•          revision of mining plans and haul road layouts;
•         a complete review and overhaul of mining methods to substantially reduce the number of pieces of earth moving equipment utilized at each mine;
•         increases in plant efficiencies by systematic review and improvement of each flow circuit, better repair and maintenance, replacement of costly desanding units with degrit screens and cyclones, and improved electrical power utilization;
•         review and changes to all non-core activities and contractor arrangements to improve management of such services, outsource certain non-core activities, and sensibly cut costs;
•         improved and quicker data analysis, information gathering and reporting of financial data; and
•         proactive changes and improvements to training, HR management, and communication with employees.

All of the changes have provided benefit to the Company and these improvements and other cost savings will continue to be managed and enhanced.

Diamond prices remained robust through the six month period ending August 31, 2008 and in September 2008 the Company recovered a large white 189.6-carat gemstone from the Klipdam mining operation. This stone realized an excellent sale price of approximately US$10.2 million. The Company also benefited through the sale of three exceptional yellow stones which were manufactured in terms of its marketing agreement with the Steinmetz Diamond Group and sold in October 2008.

Subsequent to September 2008, the rough diamond market experienced a sharp decrease in trading activity and as a consequence rough diamond prices have fallen in the latter part of 2008. Rockwell sold a few of its larger stones for strong prices in early October but subsequent to that has not sold the greater part of its production from the third quarter, and currently has diamond inventory of 5,619.24 carats. This inventory has been valued on a conservative basis in the Company's financial statements.

As noted above, the Company also expanded its operations to four (from an original three operations) with the re-commissioning of facilities at Saxendrift on the south bank of the Middle Orange River, adjacent to its Wouterspan operation.

Rockwell rapidly advanced production at the new Middle Orange River operations acquired from the Trans Hex Group, beginning with Saxendrift. Aside from the re-commissioning of the existing small scale Saxendrift plant during the second quarter of fiscal year 2009, in November 2008 the Company also pre-commissioned a state of the art, low-cost, high-volume wet Rotary pan plant at Saxendrift. This plant was built and pre-commissioned on budget and on-time in approximately five months and was operating routinely in production mode prior to the extended year-end shutdown beginning at the end of November 2008.

The refurbished Saxendrift, new final recovery facility was commissioned a month ahead of schedule in late September 2008. The new Saxendrift wet plant will add strong growth to the Company's diamond production profile, and yield further operational costs saving.

Financial results for the third quarter were most encouraging with the Company producing a total of 5,981.25 carats for the period.  Sales yielded revenues of $16.2 million and the best operating profit produced to date was achieved in the current quarter at $9.5 million. At a consolidated level, a comprehensive profit of $4.5 million was achieved for these three months.

For the nine month period to November 31, 2008, the Company showed an operating profit of $9.5 million and at a consolidated level a profit of $1.4 million. Excellent production rates were achieved during the last three months and this, combined with cost savings implemented by the Company, is expected to again yield reduced operating costs and equivalent positive financial performance once operations re-commence.

The Company ended the third quarter of fiscal 2009 with cash reserves of $6.8 million. These funds are being utilized to provide the Company with flexibility during the extended shutdown period through December and January. The extended shutdown is in response to depressed conditions in the diamond market and to ensure the long term viability of the Company.

In a continuing response to challenging conditions in the financial and diamond market, Rockwell has initiated a process to restructure its Middle Orange River operations so as to save costs and improve efficiencies.

Upon resumption of operations, the Company will focus on ramping up the Saxendrift mining operation while it suspends the Wouterspan operation to reduce costs. The intention in the short to medium term is to fabricate and re-commission a low cost twin 18-foot wet rotary pan plant and replace the older and more costly 12 rotary pan plant at Wouterspan.

President and CEO John Bristow stated

"Rockwell is encouraged by its strong results, cost reductions, and profitability achieved for the three and nine month period to November 30 of fiscal 2009, in spite of the considerable challenges faced by the Company during the overall period. During this time, the Company demonstrated flexibility and ability to rapidly adapt to the challenges of power outages, spiraling electrical, fuel, oil, steel and other costs, industrial action, and an unsolicited offer for the Company. With the publication of these latest results the Company has set itself apart from a number of its peers.

The Company has also taken steps to address depressed conditions in the international diamond market and is closely monitoring conditions and results of rough diamond tenders conducted by other producers. We are addressing the latest challenges, which are driven by turbulence in the banking sector, capital markets, and diamond trade, and are mindful of their impact on the Company's activities and financial performance in the short to medium term."

Results of Operations

Rockwell's interest in the operations is 74%, with the remaining 26% being held by a Black Economic Empowerment consortium.

Production and Sales - Quarter Comparison

The following is a comparison of the current quarter (ending November 30, 2008) with the quarter ending November 30, 2007.

PRODUCTION
	3 months ending November 30, 2008			3 months ending November 30, 2007
Operation	Volume (cubic meters)	Carats	Average Grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	155,759	1,290.42	0.83	232,930	1,673.29	0.72
Klipdam	239,245	2,288.88	0.96	142,534	1,256.06	0.88
Wouterspan	189,224	1,568.00	0.83	341,099	2,016.54	0.59
Makoenskloof	-	-	-	136,154	633.28	0.47
Saxendrift	83,632	833.95	1.00	-	-	-
Total	667,860	5,981.25	0.90	852,717	5,579.17	0.65

SALES, REVENUE AND INVENTORY
	3 months ending November 30, 2008				3 months ending November 30, 2007
Operation	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats )	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	268.43	487,127	1,814.73	1,287.79	2,683.94	2,437,250	908.09	372.00
Klipdam	912.42	11,035,293	12,094.53	2,050.74	2,044.82	1,076,732	526.57	382.94
Wouterspan	313.40	681,760	2,175.37	1,529.26	2,511.57	4,975,788	1,981.15	496.53
Makoenskloof	-	-	-	-	787.93	3,808,122	4,833.07	82.65
Saxendrift	503.69	1,307,412	2,595.67	751.45	-	-	-	-
Total	1,997.94	13,511,592	6,726.76	5,619.24	8,028.26	12,297,892	1,531.83	1,334.12

Production and Sales - Nine Month Comparison

The following is a comparison of the nine months of fiscal 2009 (ending November 30, 2008) with the nine months ending November 30, 2007.

PRODUCTION
	9 months ending November 30, 2008			9 months ending November 30, 2007
Operation	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	512,510	3,869.78	0.76	904,862	6,272.18	0.69
Klipdam	668,674	6,520.90	0.98	599,001	5,256.51	0.88
Wouterspan	552,293	3,896.42	0.71	980,387	6,228.27	0.64
Makoenskloof	-	-	-	199,263	857.81	0.43
Saxendrift	175,441	2,270.99	1.23	-	-	-
Total	1,908,918	16,558.09	0.87	2,683,513	18,614.77	0.69

SALES, REVENUE AND INVENTORY
Operation	9 months ending November 30, 2008				9 months ending November 30, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	2,946.42	3,958,748	1,343.58	1,287.79	6,331.00	7,590,633	1,199.96	372.00
Klipdam	4,825.13	18,779,616	3,892.04	2,050.74	5,134.22	7,402,845	1,442.86	382.94
Wouterspan	2,673.86	4,360,884	1,630.93	1,529.26	5,978.55	12,121,715	2,027.53	496.53
Makoenskloof	-	-	-	-	894.85	5,577,090	6,232.62	82.65
Saxendrift	1,520.17	3,274,483	2,154.02	751.45	-	-	-	-
Total	11,965.58	30,373,731	2,538.43	5,619.24	18,338.62	32,692,283	1,782.70	1,334.12

Production Costs

The average operating cost during the quarter was US$4.09 per tonne (excluding Saxendrift, which is currently in a ramp-up phase, it is US$8.80), an increase from US$3.80 per tonne in the quarter ending November 30, 2007.

The average operating cost over nine months was US$4.41 per tonne (excluding Saxendrift, which is currently in a ramp-up phase, it is US$9.15), an increase from US$3.69 per tonne in the nine months ending November 30, 2007.

Additional details can be found in the Company's Financial Statements and Management's Discussion and Analysis which are filed on www.sedar.com.
.

The Company will host a telephone conference call on Thursday, January 15 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 5:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialling (877) 857-6173, or (719) 325-4788 internationally. A live and archived audio webscast will also be available on the Company's website at www.rockwelldiamonds.com. The conference call will be archived for later playback until midnight, Thursday, January 22, 2009 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcorde 7449151.

For further information, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.